UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL LAUNCHES FIRST STAGE OF NEW WIREDRAWING EQUIPMENT
AT BELORETSK METALLURGICAL PLANT

Beloretsk, Russia – June 21, 2021 – Mechel PAO (NYSE: MTL, MOEX: MTLR), a leading Russian mining and metals company, announces the launch of four wiredrawing benches at Beloretsk Metallurgical Plant, for output of import-substituting wire. The equipment worth 220 million rubles has been acquired as part of the project of revamping Beloretsk Metallurgical Plant’s wire and rope facilities. This is the first stage of the facility, where a total of 12 benches will be installed.

The launch ceremony included the Republic of Bashkortostan’s Head Radiy Khabirov, Chairman of Mechel PAO’s Board of Directors Igor Zyuzin, Mechel PAO’s Chief Executive Officer Oleg Korzhov, Beloretsk Metallurgical Plant’s Managing Director Sergey Fedorov and other high guests.

Beloretsk Metallurgical Plant began implementing the investment project upgrading the plant’s wire and rope facilities in 2016. The project’s cost totals 1.5 billion rubles, including 750 million granted by Russia’s Industrial Development Fund as a concessionary loan. The project is due to be finished in 2023. It includes a sweeping technical upgrade of the plant’s wire facilities, installation of new wiredrawing machines and auxiliary equipment, as well as reconstruction of the closed-loop water system and installation of a new wastewater cleansing station for the wire rope facility.

All new wiredrawing lines are equipped with scalebreakers that scale dross off wire rods mechanically. This will enable the plant to abandon the practice of chemical scaling and gradually close down chemical etching facilities in its wire workshops.

The new wiredrawing benches will produce low-carbon and high-carbon wire — rods for rope and spring wire. The four benches’ annual capacity will total up to 50,000 tonnes.

“One of the key aims of the republic’s government and Mechel’s joint efforts is to make sure that Beloretsk Metallurgical Plant improves its labor efficiency, produces new jobs, and increases wages. Lately high ecological friendliness has become a requirement for industrial facilities, and this new equipment greatly reduces the plant’s impact on the environment. I would like to offer my gratitude to Mechel’s top management for this work and to congratulate the plant’s staff with the launch of this new equipment,” the Republic of Bashkortostan’s Head Radiy Khabirov noted.

“Mechel Group is consistent in implementing its strategy of transitioning to best available technologies at all of its facilities. Thanks to prompt support by the Industrial Development Fund and the Republic of Bashkortostan’s government, we continue revamping our plant and installing new modern equipment. This will enable Beloretsk Metallurgical Plant to reach a new level of product quality and ecological safety,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

“The upgrade will enable the plant to produce import-substituting wire with high quality characteristics. Thanks to single-flow drawing with quality cooling, the new machines can ensure necessary pliability and even spreading of mechanical properties lengthwise, rule out kinks and damage to wire surface while drawing. Springs, ropes and other products made from such wire will have a longer life,” Beloretsk Metallurgical Plant’s Managing Director Sergey Fedorov noted.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: June 21, 2021

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